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SEC FILE NUMBER 000-49908
CUSIP NUMBER 23283M101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: May 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

CytoDyn Inc.

Full Name of Registrant

N/A

Former Name if Applicable

110 Crenshaw Lake Road

Address of Principal Executive Office (Street and Number)

Lutz, Florida 33548

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As stated in the Form 8-K dated March 11, 2011 of CytoDyn Inc. (the “Company”), on management’s recommendation, the board of directors of the Company (the “Board”) concluded, and Pender Newkirk & Company LLP (“Pender Newkirk”), the Company’s independent auditors agreed, that the Company’s financial statements for the periods ending May 31, 2010, August 31, 2010, and November 30, 2010 should no longer be relied upon and should be restated. The Board was advised by outside legal counsel that compensation the Company previously paid to an employee and certain other non-employees who were acting as unlicensed, non-exempt broker-dealers soliciting investors on behalf of the Company from April 15, 2008 to February 18, 2011 was a violation of certain state and possibly federal securities laws. As a result, such investors and potentially others have rescission or monetary claims (“Claims”) against the Company, and the Company’s liability for these potential Claims is now being properly reflected in the Company’s financial statements.

The Company has been focusing its efforts on the amendments to its annual and quarterly reports on Form 10-K and Form 10-Q for the periods ending May 31, 2010, August 31, 2010, and November 30, 2010, respectively. While the Company recently filed an amended Form 10-K for the period ending May 31, 2010 on August 5, 2011 and filed an amended Form 10-Q for the period ending August 31, 2010 on August 22, 2011, the Company has not yet filed (i) an amended Form 10-Q for the period ended November 30, 2010, and (ii) a Form 10-Q for the period ending February 28, 2011. As a result, the Company does not anticipate being able to complete the Form 10-K for the year ended May 31, 2011 by the required filing date of August 29, 2011.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward looking statements related to the Company’s intention to (i) restate its financial statements for the period ending November 30, 2010, (ii) file a Form 10-Q for the period ending February 28, 2010, and (iii) the nature and amounts of the anticipated financial statement adjustments. The Company wishes to advise readers that a number of important factors could cause actual results to differ materially from those anticipated in such forward-looking statements including the fact that the anticipated adjustments to the financial statements are subject to on-going preparation and review by the Company and Pender Newkirk, and accordingly are subject to change.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth J. Van Ness	(813)	527-6969
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for February 28, 2011

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s ongoing investigation, assuming there are no affirmative defenses or exemptions available to the Company, investors may have up to approximately $6.4 million of federal and state Claims against the Company. These investor Claims could include approximately $5.1 million of potential state or foreign jurisdiction Claims involving approximately 17 states and five foreign jurisdictions that are not currently barred by the applicable statute of limitations or state law exemptions from broker-dealer registration requirements and these investors may also have overlapping federal Claims; the remainder could involve investors who do not have state law Claims but who may have federal rescission or damages rights if such rights can be proven to exist because of the Company’s failure to disclose contingent liabilities related to the state and foreign jurisdiction Claims.

The Company estimates an amount that is a probable indicator of the rescission liability and anticipates recording a rescission liability for May 31, 2011 of $5,173,000. This amount represents the believed potential rescission liability as of that date. When the Company files its Form 10-K for the period ending May 31, 2011, the Company intends to increase the Company’s current liabilities based on the amount of the above stated rescission liability and to correspondingly increase stockholders’ deficit for the same amount.

In addition, in connection with the Company’s prior offerings that may be subject to rescission claims, certain forms of compensation were paid to employees and non-employees that were expensed in previous filings of the Company’s financial statements. When the Company files its Form 10-K for the period ending May 31, 2011, the Company intends to increase its liabilities of Accrued Stock Incentive Compensation and to correspondingly decrease its Common Stock to reflect the associated placement offering costs in amounts that are yet to be determined.

CytoDyn Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 29, 2011	By:	/s/ Kenneth J. Van Ness
		Name:	Kenneth J. Van Ness
		Title:	President and Chief Executive Officer